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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

EXHIBIT INDEX ON PAGE 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated August 27, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, August 28, 2003.

THE IT GROUP, INC.
(Registrant)

By: ______________________
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM JUNE 28, 2003 THROUGH AUGUST 1, 2003

PLEASE TAKE NOTICE that on August 27, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from June 28, 2003 through August 1, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 3038
DT. FILED 8/27/03

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
August 27, 2003

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

\- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period June 28, 2003 thru August 1, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD JUNE 28, 2003 THROUGH AUGUST 1, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of August 1, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
August 26, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
August 1, 2003

	06/27/03	Reclass/ Prior Period Adjustments	July Activity	08/01/03
Current Assets:				
Cash	55,789,893	-	(698,584)	55,091,309
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	296,046	-	95,443	391,489
Prepaid expenses and other current assets	28,840,038	-	(5,966,749)	22,873,289
Total current assets	84,925,977	-	(6,569,890)	78,356,087
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	84,925,977	-	(6,569,890)	78,356,087
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,712,938	-	(175)	8,712,763
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	257,483,539	(861,539)	-	256,622,000
Long-term debt due within 1 year-secured	490,643,788	(1,161,272)	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	11,948	-	(11,948)	-
Accrued wages and related liabilities-unsecured	3,722,164	-	260	3,722,424
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,937,947	-	(169,790)	10,768,157
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	336,419	-	69,948	406,367
Total current liabilities	878,671,488	(2,022,811)	(111,705)	876,536,972
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	883,079,761	(2,022,811)	(111,705)	880,945,245
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,152,004,983)	2,022,811	(6,458,185)	(1,156,440,357)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(798,153,784)	2,022,811	(6,458,185)	(802,589,158)
Total liabilities and stockholders' equity	84,925,977	-	(6,569,890)	78,356,087
	-	-	-	-

8/26/03
12:01 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
JUNE 28, 2003 THRU AUGUST 1, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	586,144
Total cost and expenses	586,144
Operating income/(loss)	(586,144)
Unrealized gain/(loss) on stock held for sale	(5,916,529)
Interest income, net	44,488
Net income/(loss) before income taxes	(6,458,185)

8/26/03
12:01 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of August 1, 2003

Days Aged	Balance
0 - 30	406,367
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,044,236

Pre Petition	42,637,869
Post Petition	406,367
	43,044,236

8/26/03
12:01 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of August 1, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
August 1, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	08/01/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	109,614
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	332,604
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,497,035
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	2,684,510
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,402,294
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,546,043
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	509,209
					55,091,309

8/26/03
12:01 PM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	July 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 55,710	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	373	253,705
Loans and Advances	-	-
Sale of Assets	-	69,288
Other (Reimbursements from Shaw)	29	19,965
DIP Draw & (Repayment)	-	50,000
Total Receipts	402	392,958
Disbursements		
Net Payroll & Benefits	(72)	(89,656)
Payroll Taxes	(29)	(34,204)
Sales, Use, and Other Taxes	(12)	(1,015)
Operating Expenses	(76)	(161,033)
Rental & Leases	-	(14,019)
Insurance	(5)	(8,414)
Administrative & Selling	(39)	(6,292)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(853)	(23,389)
U.S. Trustee Fees	-	(241)
Court Costs	-	-
Total Disbursements (c)	(1,086)	(356,121)
Net Cash Flow (Receipts Less Disbursements)	$ (684)	$ 36,837
Cash - End of Month	$ 55,026	$ 55,026

Total Disbursements	$ (1,086)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,086)

(a) July actual includes cash flow activity from July 1, 2003 through July 31, 2003.
(b) Professional fees include $25,366.22 and $22,026.65 to Alix Partners on 7/9/03 and 7/30/03, $243,292.19 to Skadden Arps on 7/9/03, $110,756.48 to Kroll Zolfo Cooper on 7/23/03, $68,112.88 and $65,541.92 to Jefferson Wells on 7/9/03 and 7/30/03, $9,003.48 to The Bayard Firm on 7/23/03, $44,428.12 to Chanin Capital Partners on 7/23/03, and $76,510.17 and $85,951.63 to White & Case on 7/2/03 and 7/9/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 8/27/2003 at 12:27 PM EDT and filed on 8/27/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 3038

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period June 28, 2003 through August 1, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\MonthlyOperatingReportAug03.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=8/27/2003] [FileNumber=1859030-0]
[2313d5e6f8f8ea037142ff5b93dcb4a8a4cc9b8eccb661803305c4eeaec58a7a54f0
b66ae5f88a49e455f556247c426c7813a8bbe2241adf1a1aea5e61167c63]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,